

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

October 25, 2013

Michael G. Mayer
Chief Executive Officer
1st Financial Services Corporation
101 Jack Street
Hendersonville, North Carolina 28792

>   **Re: 1st Financial Services Corporation**
>   **Proxy Statement on Schedule 14A**
>   **Filed October 15, 2013**
>   **File No. 000-53264**

Dear Mr. Mayer:

We have limited our review of your proxy statement to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your revised preliminary information statement and the information you provide in response to these comments, we may have additional comments.

General Comments on this Proxy

1. As noted in the staff's oral comments delivered on October 21, 2013, please refile this proxy, correctly tagged as a merger proxy.

2. Please include the information required by Schedule 14A in the next amendment. Fill in all blanks except for future dates and shares prices that are unknowable at this time.

3. Please confirm that 1st Financial's financial projections have not been given to First Citizens.

Letter to Shareholders

4. Please state in the first paragraph, or a new second paragraph, what shareholders will receive in the merger. Please clarify that the consideration represents a discount to the pre-announcement trading price of 1st Financial's shares.

Questions and Answers about the Merger and the Special Meeting, page 1

5. Revise the first question and answer to clarify that as a result of the merger agreement, shareholders of 1st Financial will have their shares cancelled and will instead receive the right to a portion of the $2 million merger consideration (currently expected to be about $0.39 per share).

Summary Term Sheet
Interests of 1st Financial's Directors and Officers in the Merger that Differ…, page 10

6. Please expand each bullet-point to quantify the financial interests described or otherwise quantify the aggregate amount each director and officer will receive as a result of the merger. Please provide more granular disclosure and quantification in the main section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel